Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 42504, Israel
__________________________

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to the 2012 Annual General Meeting of Shareholders to be held at 10:00 a.m. (Israel time) on Thursday, October 18, 2012 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	To re-elect two Class A directors, each for an additional term of three years expiring at our 2015 Annual General Meeting of Shareholders;

(2)	To re-elect two outside directors each for a third term of three years commencing on October 22, 2012;

(3)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2012, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee; and

(4)	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2011.

The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on September 10, 2012 are entitled to notice of and to vote at the Meeting.  You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Annual General Meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

Herzle Bodinger
President and Chairman of the Board of Directors

September 12, 2012

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 42504, Israel
__________________________

PROXY STATEMENT

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the 2012 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, October 18, 2012 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2012 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about September 12, 2012.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the re-election of two Class A directors, each for an additional term of three years expiring at our 2015 Annual General Meeting of Shareholders; (ii) the re-election of two outside directors, each for a third term of three years commencing on October 22, 2012; and (iii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2012, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2011 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and outside director named in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.015 per share, as of the close of business on September 10, 2012, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of September 10, 2012, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,918,647 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  Except as expressly provided otherwise herein, an affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of September 10, 2012 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Howard P.L. Yeung (3)(4)	7,991,872	61.4%
Kenneth Yeung (3)(5)	450,029	5.0%
Herzle Bodinger (6)(7)	183,333	2.0%
Adrian Berg (8)	86,533	1.0%
Roy Kui Chuen Chan (9)	59,533	*
Ben Zion Gruber (6)(10)	120,000	1.3%
Michael Letchinger (11)	--	--
Nurit Mor (6)	--	--
Eli Akavia (6)	--	--
All directors and executive officers as a group (11 persons)	707,806	7.4%

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,918,647 ordinary shares issued and outstanding as of September 10, 2012.

(3)	The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

(4)
Includes (i) 3,447,489 outstanding ordinary shares; (ii) 1,435,407 ordinary shares issuable upon conversion of a convertible note held by Faith Content Development Limited, an affiliate of Mr. Yeung; (iii) 2,658,947 ordinary shares issuable upon the exercise of currently exercisable warrants held by Mr. Yeung; and (iv) 450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Mr. Howard P.L. Yeung and his brother, Mr. Kenneth Yeung. Mr. Howard Yeung may be deemed to control our company.

(5)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Mr. Howard P.L. Yeung and his brother, Mr. Kenneth Yeung.

(6)	The business addresses of Messrs. Bodinger, Gruber and Akavia and Ms. Mor is c/o RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

(7)
All such ordinary shares are subject to currently exercisable options granted under our 2003 stock option plan.  Options to purchase 100,000 ordinary shares are exercisable at an exercise price of $2.14 per share and options to purchase 83,333 ordinary shares are exercisable at an exercise price of $2.91 per share.  The options expire in January 2013.

(8)
Includes 85,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $2.14 per share.  The options expire in January 2013.  The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

(9)
Includes 58,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $2.14 per share.  The options expire in January 2013.  The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

(10)
All such ordinary shares are subject to currently exercisable warrants granted pursuant to the loan agreement entered into in February 2012.  Warrants to purchase 120,000 ordinary shares are exercisable at an exercise price of $2.50 per share.  The warrants expire in February 2015.

(11)	The business address of Mr. Letchinger is 2709 Rittenhouse Street, Washington DC, 20015, USA.

I.  RE-ELECTION OF CLASS A DIRECTORS
(Item 1 on the Proxy Card)

The terms of office of our two Class A directors, Messrs. Roy Kui Chuen Chan and Ben Zion Gruber expire as of the Meeting, and they will both be standing for re-election to serve as Class A directors for additional three-year terms until our Annual General Meeting of Shareholders to be held in 2015.

Pursuant to our articles of association, our Board of Directors may consist of no less than two and no more than 11 members and is divided into three classes (other than outside directors), Class A, Class B and Class C.  Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years.  At present, we have two Class A directors, two Class B directors and one Class C director.  All the members of our Board of Directors, except the outside directors, may be re-elected upon completion of their term of office.  In addition to the three classes of directors, we have two “outside directors,” as defined and required by the Israeli Companies Law (see Item 2 below).

Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our Board of Directors has determined that our Board of Directors will include at least one director who has “accounting and financial expertise.”  Our Board of Directors has determined that both Mr. Adrian Berg, a director, and Mr. Eli Akavia, an outside director and member of our Audit Committee, have the requisite “accounting and financial expertise.”

In general, under NASDAQ Stock Market Rules, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of NASDAQ Stock Market Rules.  We do not comply with the NASDAQ requirement to maintain a majority of independent directors, as defined under the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which require that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In accordance with SEC rules, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ rules, on our audit committee.

We also do not follow the NASDAQ requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our Articles of Association do not provide otherwise.  Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Accordingly, our Board of Directors proposes the election of Mr. Ben Zion Gruber and Mr. Roy Kui Chuen Chan, to serve as our Class A directors, to hold office for additional terms of three years until our annual general meeting of shareholders to be held in 2015.  We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Set forth below is information about the nominees, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class A Directors for Terms Expiring in 2012

Ben Zion Gruber, 54, has served as a director since June 2002.  Mr. Gruber is founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies.  Mr. Gruber is a Colonel (Res) of the Israeli Defense Forces, serving as Brigadier Commander of a tank battalion.  Mr. Gruber is a member of the Board of Employment Service of the Government of Israel.  Mr. Gruber also serves on the boards of directors of the Company for Development of Efrat Ltd. and the Association of Friends of “Kefar Shaul” Hospital.  Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals and serves as a director of several other charitable organizations.  Mr. Gruber holds a B.Sc. degree in Engineering of microcomputers from “Lev” Technology Institute, an M.A. degree in Behavioral Sciences from Tel Aviv University and is currently studying for his PhD degree in Behavioral Sciences at the University of Middlesex, England.  In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship.

Roy Kui Chuen Chan, 65, has served as a director since November 1997.  Mr. Chan has served as legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the United States, Canada and Australia, and its international group of companies, since 1984.  Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd.  Mr. Chan received his qualification as a solicitor and has been a member of the U.K. bar since 1979 after he completed five years of training at Turners Solicitors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of the nominees for Class A director named above.

Directors Continuing in Office

Herzle Bodinger, 69, has served as the chairman of our Board of Directors since July 1998 and has served as our President since 2001.  General (Res.) Bodinger first joined us in May 1997 as the President of our U.S. subsidiary, Rada Electronic Industries Inc., and was appointed our chief executive officer in June 1998.  General (Res.) Bodinger served as our chief executive officer from 1998 until 2001 and resumed this position from June 2006 until July 2007.  General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996.  During the last 35 years of his service, he also served as a fighter pilot while holding various command positions.  General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.  General (Res.) Bodinger is a Class B director whose term will expire in 2013.

Adrian Berg, 64, has served as a director since November 1997.  Mr. Berg is a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants.  Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co.  Mr. Berg is a Class C director whose term will expire in 2014.

Michael Letchinger, 56, has served as a director since November 2004.  Mr. Letchinger has served as General Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities.  From 1994 to 2000, Mr. Letchinger served as General Counsel and Senior Vice President-Managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC.  Mr. Letchinger holds a B.A. degree in Economics from Brandeis University, Waltham, Massachusetts, and a JD from University of Chicago Law School.  Mr. Letchinger is a Class B director whose term will expire in 2013.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the outside directors.  The majority of the members of the audit committee must be independent directors.  Such independent directors must meet all of the standards required of an outside director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.  Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  The audit committee is required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of which must be financially literate, satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee consists of three Board members, all of whom satisfy the “independence” requirements of the Securities and Exchange Commission and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  Our Audit Committee is currently composed of Ms. Nurit Mor and Mr. Eli Akavia, our outside directors under Israeli law, and Mr. Ben Zion Gruber.  The Audit Committee meets at least once each quarter.  Our Board of Directors has determined that Mr. Akavia qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

Directors and Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2011.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 11 persons	$1,125,810	$306,146

During the year ended December 31, 2011, we paid each of our outside directors a per-meeting attendance fee of NIS 1,799 (approximately $500) and an annual fee of NIS 28,286 (approximately $7,900).

As of December 31, 2011, our directors and executive officers as a group, consisting of 11 persons, held options to purchase an aggregate of 580,740 ordinary shares, at exercise prices ranging from $2.07 to $3.42 per share, vesting over three years.  These options were issued under our 2003 Stock Option Plan and expire in January 2013.

II. RE-ELECTION OF TWO OUTSIDE DIRECTORS
(Item 2 on the Proxy Card)

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Capital Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualification.”

The outside directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, outside directors serve for a three-year term and may be re-elected to two additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.  Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court if they cease to meet the statutory qualifications with respect to their appointment or violate their fiduciary duty to the company.

An outside director may be nominated for an additional term either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the re-election must be approved by the shareholders in the same manner required to appoint outside directors for an initial term, as described above.  If such re-election is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee and the Financial Statements Review Committee must include all the outside directors.

Pursuant to regulations promulgated under the Israeli Companies Law, outside directors are entitled to receive annual compensation and a meeting participation fee, and are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.  Since our Audit Committee and Board of Directors have resolved that our outside directors will receive the fixed amounts determined by such regulations as annual compensation and a meeting participation fee, no shareholders approval is required for such payment.

Ms. Nurit Mor and Mr. Eli Akavia were first elected as outside directors in 2006 for initial three-year terms and in 2009 their service as outside directors was extended for one additional three-year term for each.  Accordingly, at the Meeting, shareholders will be asked to re-elect Ms. Nurit Mor and Mr. Eli Akavia as outside directors of our company to serve for one additional three-year term from the day of this meeting.  Our Board of Directors has determined that each of Ms. Mor and Mr. Akavia qualifies as an outside director within the meaning of the Israeli Companies Law.  Our Board of Directors has further determined that Mr. Eli Akavia qualifies as an accounting and financial expert and that Ms. Nurit Mor qualifies as a professional expert, as such terms are defined by regulations promulgated under the Israeli Companies Law.

Set forth below is information about each of the nominees for outside director, including principal occupation, business history and other directorships held (if any).

Eli Akavia, 64 has served as an outside director since August 2006.  Mr. Akavia has served as an independent consultant in accounting and audit issues since August 2002.  From 1979 to 2002, Mr. Akavia served as a partner in various positions in Luboshitz Kasierer, which was merged into Kost Forer Gabbay & Kasierer, which is a member firm of Ernst & Young Global.  Mr. Akavia also serves as a director of Eden Springs Ltd., On Track Innovation Ltd., Ashlad Ltd. and Direct Funds Ltd., all of which are Israeli public companies.  Mr. Akavia has been a certified public accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University of Jerusalem and an M.B.A degree from Tel Aviv University.

Nurit Mor, 68, has served as an outside director since August 2006.  Ms. Mor also serves as an outside director of Aspen Real Estate Ltd. (since September 2005) and I.B.I Investment House Ltd. (since May 2004), both of which are Israeli public companies.  From 1973 to 2003, Ms. Mor served in senior positions in the Bank of Israel, including in the public complaints and banking supervision department.  Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration, both from the Hebrew University of Jerusalem and an M.A degree in Labor Studies from Tel Aviv University.

The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons' relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as an outside director.  In the event that either of the named nominees for outside director is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.

III.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2012, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.  With respect to fiscal year 2011, we paid Kost Forer Gabbay & Kasierer approximately $99,000  for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the independent registered public accountants of RADA Electronic Industries Ltd., to conduct the annual audit of its financial statements for the year ending December 31, 2012, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.  REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2011 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2011 as well as our annual report on Form 20-F for the year ended December 31, 2011 (filed with the Securities and Exchange Commission on March 29, 2012), may be viewed on our website at www.rada.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.   None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Herzle Bodinger
President and Chairman of the Board of Directors

September 12, 2012